UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-14077

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WILLIAMS-SONOMA, INC.

401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIAMS-SONOMA, INC.

3250 Van Ness Avenue

San Francisco, CA 94109

(415) 421-7900

WILLIAMS-SONOMA, INC. 401(k) PLAN

Financial Statements for the Years Ended December 31, 2007 and 2006,

Supplemental Schedule as of December 31, 2007

and Report of Independent Registered Public Accounting Firm

WILLIAMS-SONOMA, INC. 401(k) PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee and Participants

Williams-Sonoma, Inc. 401(k) Plan

San Francisco, CA

We have audited the accompanying statements of net assets available for benefits of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 3 to the financial statements, the financial statements include investments valued at $7,241,725 (5.6% of net assets) as of December 31, 2007 whose fair value has been estimated by management in the absence of readily determinable fair values. Management’s estimates are based on information provided in the Audited Financial Statements of the Fund.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

June 27, 2008

WILLIAMS-SONOMA, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
Investments, at fair value:
Williams-Sonoma, Inc. Stock Fund	$49,841,929	$69,631,503
Mutual funds	66,425,724	48,338,567
Collective common trust fund	7,261,278	–
Cash and cash equivalents	204	5,206,431
Loans to participants	3,684,600	3,368,241

Total investments at fair value	127,213,735	126,544,742
Employee contributions receivable	892,227	785,009
Employer contributions receivable	387,354	250,419
Interest receivable	12,275	5,706
Mutual fund dividends receivable	14,184	9,818

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	128,519,775	127,595,694
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(19,553)	–

NET ASSETS AVAILABLE FOR BENEFITS	$128,500,222	$127,595,694

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest	$456,071	$484,262
Dividends	841,012	649,128

Total investment income	1,297,083	1,133,390

Contributions:
Employee	17,019,643	14,839,680
Employer, net of forfeitures	5,258,537	3,397,415

Total contributions	22,278,180	18,237,095

Total additions	23,575,263	19,370,485

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Net depreciation in investments	7,961,842	21,974,550
Benefit payments to participants	14,671,232	10,956,884
Participant paid administrative expenses	37,661	34,028

Total deductions	22,670,735	32,965,462
Net increase (decrease)	904,528	(13,594,977)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	127,595,694	141,190,671
End of year	$128,500,222	$127,595,694

See notes to financial statements.

WILLIAMS-SONOMA, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1.	DESCRIPTION OF PLAN

The following description of the Williams-Sonoma, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General – The Plan, which became effective as of February 1, 1989, is a defined contribution plan covering eligible salaried and hourly associates and was created to provide savings opportunities to the associates of Williams-Sonoma, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is intended to be qualified under Internal Revenue Code Sections 401(a), 401(k), 401(m), and 4975(e)(7).

Contributions – The Plan allows participants to defer a portion of their income and have such amounts paid into the Plan, thus reducing the participant’s taxable income in the year of contribution. Full-time regular associates who are at least 21 years old may participate as soon as administratively practicable (approximately 30 days) after their date of hire. Part-time and casual associates who are at least 21 years old may participate as soon as administratively practicable after the completion of 1,000 hours of service with the Company within a given Plan year or their first year of service. Temporary associates are not eligible to participate. The Plan permits eligible employees to make elective deferral contributions up to 15% of their eligible compensation (base salary, hourly wages, and overtime) each pay period (5% for certain highly compensated individuals) up to the maximum salary deferral contributions allowed under federal income tax rules. Participants who reach age 50 by the end of a calendar year and make the maximum deferrals into the Plan can make additional “catch-up” contributions. Participants are also allowed to “rollover” to the Plan certain pre-tax distributions from other qualified plans and arrangements.

The Company makes a matching contribution to each participant’s account equal to 50% of the participant’s elective deferral contribution each pay period, taking into account only those contributions that do not exceed 6% of the participant’s eligible pay (5% for certain highly compensated individuals). The Company does not match participants’ rollover and “catch-up” contributions.

During 2007 and 2006, federal income tax rules generally limited participants’ maximum salary deferral contributions to $15,500 and $15,000 respectively, and “catch-up” contributions to $5,000.

Participant accounts – The Plan maintains individual accounts for participants. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and earnings or losses. Participants can transfer their own contributions freely between funds at any time and still qualify for the Company’s matching contribution. Company matching contributions are invested in the same funds as the participant’s elective deferral contributions. The investment alternatives available to participants during 2007 and 2006 were as follows:

•	Williams-Sonoma, Inc. Stock Fund – consists of Williams-Sonoma, Inc. common stock

•	Dodge & Cox Stock Fund – a large cap value fund invested in stocks of large, mature U.S. companies

•	Dodge & Cox Balanced Fund – a balanced fund invested in stocks and bonds

•	American Beacon International Equity Fund – a foreign stock fund invested primarily in stocks of large, non-U.S. international companies

•	Growth Fund of America R3 – a large cap fund with diversified investments in both growth stocks and large U.S. companies

•	Schwab S&P 500 Select SHS – a large cap equity fund invested in stocks of the 500 large U.S. companies whose results are included in the S&P 500 average

•	Artisan Small Cap Fund – a small cap fund invested in small cap U.S. growth companies

•	PIMCO Total Return D Fund – an intermediate term bond fund invested primarily in investment grade debt securities

•	Barclay’s Global Investors Lifepath 2040 Fund – a mutual fund that intends to hold approximately 87% of assets in stocks, 12% in bonds and 1% in money market instruments

•	Barclay’s Global Investors Lifepath 2030 Fund – a mutual fund that intends to hold approximately 76% of assets in stocks, 23% in bonds and 1% in money market instruments

•	Barclay’s Global Investors Lifepath 2020 Fund – a mutual fund that intends to hold approximately 62% of assets in stocks, 37% in bonds and 1% in money market instruments

•	Barclay’s Global Investors Lifepath 2010 Fund – a mutual fund that intends to hold approximately 45% of assets in stocks, 54% in bonds and 1% in money market instruments

•

Barclay’s Global Investors Lifepath Retirement Fund – a mutual fund invested in stocks, bonds, and money market instruments managed for investors seeking income and moderate long-term growth of capital

•	Schwab Stable Value Fund – a collective common trust invested in stable value investments such as guaranteed investment contracts, collective investment trusts and wrapped fixed income investments

As of January 2007, the PIMCO Total Return A Fund was replaced by the PIMCO Total Return D Fund.

•	PIMCO Total Return A Fund – an intermediate term bond fund invested primarily in investment grade debt securities

As of February 2007, the Templeton Foreign A Fund was replaced by the American Beacon International Equity Fund and the Schwab Government Securities Fund was replaced by the Schwab Stable Value Fund.

•	Templeton Foreign A Fund – a foreign stock fund invested in stocks of large international non-U.S. companies

•	Schwab Government Securities Fund – a mutual fund invested in U.S. Government securities

Participant loans – Participants who are employed by the Company are allowed to borrow from their individual account up to 50% of their vested minimum account balance, from a minimum loan of $1,000 up to a maximum loan of $50,000 (reduced in the case of participants with loans outstanding in the previous year). A participant may have only one loan from the Plan outstanding at any given time. The loans are secured by the vested balance in the participant’s account and bear interest at a fixed rate equal to 1% plus the prime lending rate as published by the Wall Street Journal at the beginning of the calendar month in which the loan is initiated. Principal and interest are required to be repaid ratably through regular payroll deductions for up to five years, unless the loan is to acquire a participant’s principal residence, in which case the maximum term of the loan is fifteen years. If a participant leaves the Company, any unpaid loan balance must be paid in full on the participants’ last day of employment. If the participant does not repay the loan as required, the outstanding balance of the loan is treated as a taxable distribution from the Plan.

Vesting – Participants are immediately 100% vested in their elective deferral contributions, rollover contributions, “catch-up” contributions and any earnings attributable thereto. For the first five years of a participant’s employment, the Company’s matching contributions and any earnings attributable thereto generally vest at a rate of 20% per year of service, measured from the participant’s hire date. Thereafter, all Company matching contributions vest immediately.

Forfeitures – When a participant terminates employment prior to full vesting and takes a full distribution of the vested portion, any unvested Company matching contributions and earnings attributable thereto are immediately forfeited and used to reduce the amount of future Company matching contributions (subject to restoration if the participant returns to employment before incurring a five-year break in service). When a participant terminates employment prior to full vesting and defers distribution from the Plan, the unvested portion of the Company matching contributions remains in the Plan (except if the participant’s vested balance is $5,000 or less following separation) until the participant has a five-year break in service, at which time the unvested contributions and any attributable earnings thereto are forfeited. These forfeited amounts may be used to reduce the amount of future Company matching contributions, pay the Plan’s administrative expenses, and fund the restoration of forfeited amounts. During 2007 and 2006, Company matching contributions were reduced by $545,059 and $1,367,100, respectively, from forfeited unvested accounts.

Payment of benefits – Benefits are payable upon termination of employment, hardship, death, disability, retirement or attainment of at least age 59 1/2. A participant is not required to take the distributions until after the participant both separates from the Company and attains age 70 1/2, except if the participant’s vested account balance is $5,000 or less following separation, in which case the Plan will issue the participant a full distribution. Distribution of a participant’s benefits may be made in cash, Company common stock (to the extent the distribution is invested in the Williams-Sonoma, Inc. Stock Fund), or both, and are recorded when paid.

Plan termination – The Company has no intention at this time to terminate the Plan, but retains the authority to amend or terminate the Plan at any time for any reason. In the event of Plan termination, participants’ accounts become fully vested. Net assets of the Plan are applied for the exclusive benefit of the participants.

Plan administrative and investment expenses – Administrative expenses incurred by the Plan are generally paid by the Company. Investment expenses incurred by the Plan are generally paid from Plan assets.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents – At December 31, 2006, cash and cash equivalents primarily represented shares held in the Schwab Government Securities Fund. As of February 2007, the Schwab Government Securities Fund was replaced by the Schwab Stable Value Fund (a collective common trust fund), which is not classified as cash and cash equivalents.

Purchases and sales – Purchases and sales of securities are recorded on a trade-date basis.

Investments – Investments in common stock and mutual funds are stated at fair value, which is based on publicly quoted market values. Investments in collective common trust funds (the Schwab Stable Value Fund) are stated at fair value, as provided by the issuer. Participant loans are valued at the outstanding loan balance.

The Plan invests in various securities including mutual funds, fixed income funds, a collective common trust fund and Williams-Sonoma, Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair market values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Schwab Stable Value Fund is a collective common trust that is fully benefit-responsive. These investments are accounted for in accordance with Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and American Institute of Certified Public Accountants (AICPA) Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (collectively the “FSP”). As required by the FSP, the statement of net assets available for benefits presents investment contracts both at fair value and at contract value, showing the adjustment to fair value. The statement of changes in net assets available for benefits is presented on a contract value basis and is thus not affected by the FSP. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Benefits payable – As of December 31, 2007 and 2006, the following amounts were due to participants who had withdrawn from participation in the Plan:

	2007	2006

Deferred Benefits payable	$28,142,856	$27,654,552
Benefits payable	243,792	252,727

Total	$28,386,648	$27,907,279

Deferred benefits payable represents vested account balances greater than $5,000 payable to all terminated Plan participants who have elected to defer distribution of their account balances. Benefits payable represents vested account balances of $5,000 or less which will be paid to participants in the coming year. Benefit payments to participants are recorded upon distribution.

Related party transactions – The Charles Schwab Trust Company is the trustee of the Plan, as defined by the Plan, and Schwab Retirement Plan Services, Inc. is the administrator of the Plan. All investments managed by both companies qualify as exempt party-in-interest transactions. Fees paid to The Charles Schwab Trust Company and Schwab Retirement Plan Services, Inc. for trustee and administrative fees amounted to $379,211 and $385,237 in 2007 and 2006, respectively.

In addition, the Plan issues loans to participants that are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.

Interest – Interest income is recorded on the accrual basis.

Dividends – Dividends represent amounts paid on shares held in the Williams-Sonoma, Inc. Stock Fund and are determined based on shares held as of the record date. Participants may elect to receive a payout or have their dividends reinvested into the fund.

New Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which establishes a standard definition for fair value, provides a framework under generally accepted accounting principles for measuring fair value and expands disclosure requirements for fair value measurements. SFAS No. 157 is effective for annual reporting periods beginning after November 15, 2007. In December 2007, the FASB issued FASB Staff Position (“FSP”) No. 157-b, Effective Date of FASB No. 157, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and liabilities (except those recognized or disclosed at fair value in the financial statements on a recurring basis) to annual reporting periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS No. 157 and FSP No. 157-b to have a material impact on the Plan’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115. SFAS No. 159 will permit entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for annual reporting periods beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 159 to have a material impact on the Plan’s financial position or results of operations.

3.	INVESTMENTS

At December 31, 2007 and 2006 the following investments, stated at fair value, were 5% or more of the net assets available for benefits:

	2007	2006
Williams-Sonoma, Inc. Stock Fund (482,824 and 556,785 fund shares, respectively)	$49,841,929	$69,631,503

Dodge & Cox Stock Fund (112,067 and 81,282 fund shares, respectively)	$15,494,405	$12,473,565

Dodge & Cox Balanced Fund (183,804 and 150,584 fund shares, respectively)	$14,888,154	$13,112,873

American Beacon Intl Equity Fund (349,791 fund shares)	$7,891,290	-

Schwab Stable Value Fund (416,886 fund shares)	$7,261,278	-

The contract value of the Schwab Stable Value Fund is $7,241,725 as of December 31, 2007. The adjustment from fair value to contract value was calculated based on the Plan’s proportionate share of ownership in the collective common trust fund.

During 2007 and 2006, the Plan’s investments, including investments bought and sold as well as those held during the year, appreciated (depreciated) in value as follows:

	2007	2006
Williams-Sonoma, Inc. Stock Fund	$(9,866,765)	$(26,970,510)
Mutual funds	1,663,426	4,995,960
Collective common trust fund	241,497	-

Total net depreciation	$(7,961,842)	$(21,974,550)

4.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of employer and employee contributions receivable balances per the financial statements at December 31, 2007 to the Form 5500:

2007
Employer contributions receivable per the financial statements	$387,354
Employer contributions earned; received in subsequent years	(257,765)

Employer contributions receivable per Form 5500	$129,589

Employee contributions receivable per the financial statements	$892,227
Employee contributions earned; received in subsequent years	(535,190)

Employee contributions receivable per Form 5500	$357,037

The following is a reconciliation of employer and employee contributions per the financial statements for the year ended December 31, 2007 to the Form 5500:

2007
Employer contributions per the financial statements	$5,258,537
Employer contributions earned; received in subsequent years	(126,440)

Employer contributions per Form 5500	$5,132,097

Employee contributions per the financial statements	$17,019,643
Employee contributions earned; received in subsequent years	(68,344)
Employee rollover contributions; separately reported on Form 5500	(2,153,674)

Employee contributions per Form 5500	$14,797,625

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to the Form 5500:

2007
Net assets available for benefits per the financial statements	$128,500,222
Contributions earned; received in subsequent years	(798,716)
Adjustment from contract value to fair value for collective common trust fund	19,553

Net assets available for benefits per Form 5500	$127,721,059

The following is a reconciliation of net appreciation in value of the collective common trust fund per the financial statements at December 31, 2007 to the Form 5500:

2007
Net appreciation in value of collective common trust fund per the financial statements	$241,497
Adjustment from contract value to fair value for collective common trust fund	19,553

Net appreciation in value of collective common trust fund per Form 5500	$261,050

5.	INCOME TAX STATUS

On February 11, 2003, the Internal Revenue Service (“IRS”) issued a determination letter stating that the Plan, as amended through December 31, 2002, was qualified and the trust established there under tax-exempt under the applicable sections of the Internal Revenue Code (“the Code”). The Plan has been amended since receiving the determination letter. The Administrative Committee believes that the amendments to the Plan, as adopted subsequent to December 31, 2002, have not affected the Plan’s qualified status. The Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is operating in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust was tax-exempt as of December 31, 2007. Therefore, a provision for income taxes has not been included in the Plan’s financial statements.

******

WILLIAMS-SONOMA, INC. 401(k) PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2007

Security Description	Number of Fund Shares/Units	Fair Value

Williams-Sonoma, Inc. Stock Fund	482,824	$49,841,929

Mutual funds:
Dodge & Cox Stock Fund	112,067	15,494,405
Dodge & Cox Balanced Fund	183,804	14,888,154
American Beacon International Equity Fund	349,791	7,891,290
Growth Fund of America R3	187,170	6,273,924
Schwab S&P 500 Select SHS[1]	251,607	5,708,971
Artisan Small Cap Fund	286,770	4,852,147
PIMCO Total Return D Fund	351,992	3,762,795
Barclay’s Global Investors Lifepath 2040 Fund	125,561	2,551,401
Barclay’s Global Investors Lifepath 2030 Fund	144,574	2,340,651
Barclay’s Global Investors Lifepath 2020 Fund	93,927	1,594,888
Barclay’s Global Investors Lifepath 2010 Fund	59,188	780,686
Barclay’s Global Investors Lifepath Retirement Fund	24,992	286,412

Total mutual funds		66,425,724

Collective common trust fund:
Schwab Stable Value Fund[1]	416,886	7,261,278

Cash		204
Loans to participants (653 loans at interest rates of 5.0% to 9.25%)[1,2]		3,684,600

Total assets held for investment		$127,213,735

    1 Represents an exempt party-in-interest transaction.

    2 Includes loans with original maturities of up to 15 years. See Note 1 to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan’s Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIAMS-SONOMA, INC. 401(k) PLAN

By: /s/ Laurel Pies
Laurel Pies
Director of Compensation and Retirement Plans
Administrative Committee Member

Dated: June 27, 2008

EXHIBIT INDEX

Exhibit Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith